UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-132215-04
Triad Automobile Receivables Trust 2007-B

(Exact name of issuing entity as specified in its charter)
Triad Financial Special Purpose LLC

(Exact name of depositor as specified in its charter)
Triad Financial Corporation

(Exact name of servicer as specified in its charter)
Triad Financial Special Purpose LLC
7711 Center Avenue, Suit 100, Huntington Beach, California, 92647
(714) 373-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A-1 5.06815% Asset Backed Notes
Class A-2a 5.30% Asset Backed Notes
Class A-2b Floating Rate Asset Backed Notes
Class A-3a 5.24% Asset Backed Notes
Class A-3b Floating Rate Asset Backed Notes
Class A-4a 5.43% Asset Backed Notes
Class A-4b Floating Rate Asset Backed Notes

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
     Approximate number of holders of record as of the certification or notice date:

Class A-1 5.06815% Asset Backed Notes	6
Class A-2a 5.30% Asset Backed Notes	13
Class A-2b Floating Rate Asset Backed Notes	4
Class A-3a 5.24% Asset Backed Notes	10
Class A-3b Floating Rate Asset Backed Notes	6
Class A-4a 5.43% Asset Backed Notes	2
Class A-4b Floating Rate Asset Backed Notes	1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Triad Automobile Receivables Trust 2007-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Triad Automobile Receivables Trust 2007-B By: Triad Financial Corporation, as Servicer
Date: January 25, 2008	/s/ Mike L. Wilhelms
Mike L. Wilhelms
Sr. Vice President and CFO